Exhibit 12.1

NEFF CORP. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

						Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Earnings:
Pre-tax income (loss) from continuing operations	(98,323)	20,406	6,029	(13,040)	30,057	4,011	1,731
Fixed charges	26,256	23,163	19,263	39,655	52,817	12,316	13,163

Total adjustments	26,256	23,163	19,263	39,655	52,817	12,316	13,163

Earnings available for fixed charges	—	43,569	25,292	—	82,874	16,327	14,894

Fixed charges:
Amortization of debt issue costs	1,992	2,659	1,950	6,692	2,087	469	536
Interest expense	24,264	20,504	17,313	32,963	50,730	11,847	12,627

Total fixed charges	26,256	23,163	19,263	39,655	52,817	12,316	13,163

Ratio of earnings to fixed charges	n/a	1.9	1.3	n/a	1.6	1.3	1.1

Deficiency of earnings to cover fixed charges	(98,323)	n/a	n/a	(13,040)	n/a	n/a	n/a